# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspire Biopharma Holdings, Inc., CIK 0001847345
CUSIP: 738920107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 23150 Fashion Drive, Suite 232, Estero, Florida (FL), 33928
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0000900529

## Reporting persons
- Ardsley Advisory Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 10,750,000; sole dispositive power 0; shared dispositive power 10,750,000; aggregate amount beneficially owned 10,750,000 (7.76% of the class)
- Ardsley Advisory Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 10,750,000; sole dispositive power 0; shared dispositive power 10,750,000; aggregate amount beneficially owned 10,750,000 (7.76% of the class)
- Ardsley Partners I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 10,750,000; sole dispositive power 0; shared dispositive power 10,750,000; aggregate amount beneficially owned 10,750,000 (7.76% of the class)
- Ardsley Partners Advanced Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 9,229,100; sole dispositive power 0; shared dispositive power 9,229,100; aggregate amount beneficially owned 9,229,100 (6.67% of the class)
- Ardsley Partners Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,520,900; sole dispositive power 0; shared dispositive power 1,520,900; aggregate amount beneficially owned 1,520,900 (1.1% of the class)
- Philip J. Hempleman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 10,750,000; sole dispositive power 0; shared dispositive power 10,750,000; aggregate amount beneficially owned 10,750,000 (7.76% of the class)

## Item 1. Issuer
Name of issuer: Aspire Biopharma Holdings, Inc.
Address of issuer's principal executive offices: 23150 Fashion Drive, Suite 232, Estero, Florida 33928

## Item 2. Person Filing
Name of person filing: This Schedule 13G (the "Schedule") is being filed with respect to shares of Common Stock (as defined below) of Aspire Biopharma Holdings, Inc. (the "Issuer") which are beneficially owned by Ardsley Advisory Partners LP (the "Advisor"), Ardsley Advisory Partners GP LLC (the "Advisor General Partner"), Ardsley Partners I GP LLC (the "General Partner"), Ardsley Partners Advanced Healthcare Fund, L.P. (the "Advanced Healthcare Fund"), Ardsley Partners Fund II, L.P. ("Fund II") and Phillip J. Hempleman ("Hempleman", and together with the Advisor, the Advisor General Partner, the General Partner, the Advanced Healthcare Fund and Fund II, collectively, the "Reporting Persons"). See Item 4 below.
Address of principal business office or, if none, residence:
105 Rowayton Ave.
Norwalk, CT 06853
Citizenship: Each of the Advisor, the Advanced Healthcare Fund and Fund II is a Delaware limited partnership. Each of the Advisor General Partner and the General Partner is a Delaware limited liability company. Hempleman is a United States Citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Ardsley Advisory Partners LP - 10,750,000
Ardsley Advisory Partners GP LLC - 10,750,000
Ardsley Partners I GP LLC - 10,750,000
Ardsley Partners Advanced Healthcare Fund, L.P. - 9,229,100
Ardsley Partners Fund II, L.P. - 1,520,900
Philip J. Hempleman - 10,750,000
Percent of class:
Ardsley Advisory Partners LP - 7.76
Ardsley Advisory Partners GP LLC - 7.76
Ardsley Partners I GP LLC - 7.76
Ardsley Partners Advanced Healthcare Fund, L.P. - 6.67
Ardsley Partners Fund II, L.P. - 1.10
Philip J. Hempleman - 7.76
Sole power to vote or to direct the vote:
Ardsley Advisory Partners LP - 0
Ardsley Advisory Partners GP LLC - 0
Ardsley Partners I GP LLC - 0
Ardsley Partners Advanced Healthcare Fund, L.P. - 0
Ardsley Partners Fund II, L.P. - 0
Philip J. Hempleman - 0
Shared power to vote or to direct the vote:
Ardsley Advisory Partners LP - 10,750,000
Ardsley Advisory Partners GP LLC - 10,750,000
Ardsley Partners I GP LLC - 10,750,000
Ardsley Partners Advanced Healthcare Fund, L.P. - 9,229,100
Ardsley Partners Fund II, L.P. - 1,520,900
Philip J. Hempleman - 10,750,000
Sole power to dispose or to direct the disposition:
Ardsley Advisory Partners LP - 0
Ardsley Advisory Partners GP LLC - 0
Ardsley Partners I GP LLC - 0
Ardsley Partners Advanced Healthcare Fund, L.P. - 0
Ardsley Partners Fund II, L.P. - 0
Philip J. Hempleman - 0
Shared power to dispose or to direct the disposition:
Ardsley Advisory Partners LP - 10,750,000
Ardsley Advisory Partners GP LLC - 10,750,000
Ardsley Partners I GP LLC - 10,750,000
Ardsley Partners Advanced Healthcare Fund, L.P. - 9,229,100
Ardsley Partners Fund II, L.P. - 1,520,900
Philip J. Hempleman - 10,750,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ardsley Advisory Partners LP: /s/ Steve Napoli, Steve Napoli/ Member (02/12/2026)
- Ardsley Advisory Partners GP LLC: /s/ Steve Napoli, Steve Napoli/ Member (02/12/2026)
- Ardsley Partners I GP LLC: /s/ Steve Napoli, Steve Napoli/ Member (02/12/2026)
- Ardsley Partners Advanced Healthcare Fund, L.P.: /s/ Steve Napoli, Steve Napoli/ Member (02/12/2026)
- Ardsley Partners Fund II, L.P.: /s/ Steve Napoli, Steve Napoli/ Member (02/12/2026)
- Philip J. Hempleman: /s/ Steve Napoli*, Steve Napoli/Attorney-in Fact for Philip J. Hempleman (02/12/2026)
Comment: * Executed by Steve Napoli as Attorney-in-Fact for Philip J. Hempleman. The Power of Attorney for Mr. Hempleman is attached as Exhibit 2 to the Statement on Schedule 13G with respect to the Common Stock of Vaxgen, Inc., filed on February 15, 2006, and is incorporated herein by reference.